LIBERTY ISLAND GROUP I LLC
Liberty Island Group LLC, 100 Mulberry Street, Gateway Center 4, 8th Floor, Newark, New Jersey 07102

VIA EDGAR AND OVERNIGHT DELIVERY

August 7, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Rolanie S. Bancroft, Senior Special Counsel

Re: Forms ABS-15G Filed by Liberty Island Group I LLC
     (Filed February 11, 2013, No. 025-01194)
     SEC Comment re: Forms ABS-15G Filed by Securitizers of
     WFRBS Commercial Mortgage Trust 2012-C6,
     WFRBS Commercial Mortgage Trust 2012-C7 and
     WFRBS Commercial Mortgage Trust 2012-C8

Dear Division of Corporation Finance:

This letter serves as Liberty Island's response to a comment made by the United States Securities and Exchange Commission (the "SEC") with respect to Forms ABS-15G filed by Liberty Island Group I LLC ("Liberty Island") as securitizer in connection with the WFRBS Commercial Mortgage Trust 2012-C6, WFRBS Commercial Mortgage Trust 2012-C7 and WFRBS Commercial Mortgage Trust 2012-C8. Below (i) we have memorialized the SEC's related comments, which were included in the SEC's letters to Wells Fargo Commercial Mortgage Securities, Inc. ("WFCMS") and Royal Bank of Scotland plc ("RBS"), each dated June 28, 2013, and which were forwarded to Liberty Island by WFCMS and RBS, respectively, and (ii) we have provided Liberty Island's response.

SEC Comment: We note that the Forms ABS-15G filed by The Royal Bank of Scotland plc as a securitizer of WFRBS Commercial Mortgage Trust 2012-C5, WFRBS Commercial Mortgage Trust 2012-C6, WFRBS Commercial Mortgage Trust 2012-C7 and WFRBS Commercial Mortgage Trust 2012-C8 and Liberty Island Group I LLC, as a securitizer of WFRBS Commercial Mortgage Trust 2012-C6, WFRBS Commercial Mortgage Trust 2012-C7 and WFRBS Commercial Mortgage Trust 2012-C8, each include a footnote that they have "attempted to gather" information required by Rule 15Ga-1 by conducting specified actions "...among other things..." and that each securitizer cannot be certain that they have obtained all applicable Reporting Information. These statements do not clearly indicate whether all information required by Rule 15Ga-1 has been provided that can be acquired without unreasonable effort or expense. Please (1) confirm that, for the time periods covered by the above-referenced Form ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2).

Response: Liberty Island confirms that, for the time periods covered by the above-referenced Form(s) ABS-15G, (i) Liberty Island has provided the information that it does possess or can acquire without unreasonable effort or expense and (ii) there is no additional information of which Liberty Island is aware that was omitted or not acquired due to such acquisition requiring unreasonable effort or expense on behalf of Liberty Island. In addition, Liberty Island has informed WFCMS that all future Forms ABS 15G filed with the Commission will clearly indicate that Liberty Island has provided all information required by Rule 15Ga-l that can be acquired without unreasonable effort or expense.

Liberty Island Group I LLC

By: Liberty Island Grop LLC,
      its Administrative Manager

     By:/s/ Emanuel Chrysoulakis
          Name: Emanuel Chrysoulakis
          Title: Vice President
          Telephone: (973) 367-6376
          Email: emanuel.chrysoulakis@prudential.com